Exhibit 12.1

EXTERRAN CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	Years Ended December 31,
	2013	2014	2015	2016	2017
Income (loss) from continuing operations before income taxes	$197,268	$178,761	$61,363	$(47,524)	$16,839
Less: Equity in income of non-consolidated affiliates	(19,000)	(14,553)	(15,152)	(10,403)	—
Add: Fixed charges (from below)	4,718	3,133	8,362	35,270	39,026
Add: Amortization of capitalized interest	—	—	6	21	49
Add: Return of investments in non-consolidated affiliates	19,000	14,750	15,185	10,403	—
Less: Capitalized interest	—	—	(26)	(289)	(3,446)

Earnings for computation of ratio	$201,986	$182,091	$69,738	$(12,522)	$52,468

Fixed charges:
Interest expense (1)	$3,523	$1,878	$7,272	$34,181	$34,826
Capitalized interest	—	—	26	289	3,446
Interest portion of rental expense	1,195	1,255	1,064	800	754

Fixed charges	$4,718	$3,133	$8,362	$35,270	$39,026

Ratio of earnings to fixed charges (earnings divided by fixed charges) (2)	42.8	58.1	8.3	—	1.3

(1)	Includes amortization of deferred financing costs.
(2)	The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2016. Additional earnings of $47.8 million would have been needed to have a one-to-one ratio of earnings to fixed charges.